Mail Stop 3561

July 29, 2008

Mr. Stephen R. Wright
Chief Executive Officer
Pro-Fac Cooperative, Inc.
590 Willow Brook Office Park
Fairport, New York   14450

      Re: **Form 10-K for the Fiscal Year Ended June 30, 2007**
            File No. 0-20539

Dear Mr. Wright:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                       Sincerely,

                       James Allegretto
                       Senior Assistant Chief Accountant